UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On November 12, 2025, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedarplus.ca the following documents: (1) Management's Discussion and Analysis for the period ended September 30, 2025, (2) Unaudited Condensed Consolidated Interim Financial Statements for the period ended September 30, 2025, (3) News Release dated November 12, 2025, (4) Form 52-109F2 Certification of Interim Filings Full Certificate - CEO, (5) Form 52-109F2 Certification of Interim Filings Full Certificate - CFO.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  Exhibit 99.1 — Management's Discussion and Analysis for the period ended September 30, 2025

  Exhibit 99.2 — Unaudited Condensed Consolidated Interim Financial Statements for the period ended September 30, 2025

  Exhibit 99.3 — News Release dated November 12, 2025

  Exhibit 99.4 — Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

  Exhibit 99.5 — Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Eugene Lei
Name:	Eugene Lei
Title:	Chief Financial Officer

Date: November 13, 2025

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Management's Discussion and Analysis for the period ended September 30, 2025
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the period ended September 30, 2025
99.3	News Release dated November 12, 2025
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.5	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO